EXHIBIT 99.1

Codere Online Announces 2026 Annual General Meeting of Shareholders

Luxembourg, Grand Duchy of Luxembourg, June 17, 2026 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”), a leading online gaming operator in Spain and Latin America, today announced that its 2026 Annual General Meeting of Shareholders (“AGM”) will be held on June 30, 2026 at 1:00 PM CET at the registered office of the Company.

The convening notice of the AGM, including the agenda, proposed resolutions, and voting instructions, as well as a report from the Company’s board of directors for points 23 and 24 of the agenda are available on the Shareholders Meetings section of the Company’s website at codereonline.com and are being furnished to the U.S. Securities and Exchange Commission on Form 6-K.

Shareholders of record as of the close of business on June 11, 2026 are entitled to attend and vote at the meeting.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

For more information, please contact:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152